Exhibit 99.95

A copy of this amended and restated preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This amended and restated preliminary short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this amended and restated short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Valens Company Inc. at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, Telephone (416) 599-4661, and are also available electronically under The Valens Company Inc.’s profile at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS (amending and restating the preliminary short form base shelf prospectus dated January 22, 2021)

New Issue	January 27, 2021

THE VALENS COMPANY INC.

$150,000,000

COMMON SHARES

DEBT SECURITIES

SUBSCRIPTION RECEIPTS

WARRANTS

UNITS

The Valens Company Inc. (the “Company” or “Valens”) may, from time to time, offer and issue the following securities: (i) common shares (“Common Shares”); (ii) senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of Valens (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”); (iv) warrants (“Warrants”); and/or (v) units comprised of one or more of the other securities described in this prospectus (“Units”, and together with the Common Shares, Debt Securities, Subscription Receipts, and Warrants, the “Securities”), having an aggregate offering price of up to $150,000,000 during the 25 month period that this amended and restated short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement, before purchasing Securities.

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iii)  in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares or Debt Securities, as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non- fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VLNS” and are quoted on the OTC Markets in the United States under the symbol “VLNCF”. The Common Share purchase warrants of the Company trade under the trading symbol “VLNS.WT” on the TSX. There is currently no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions).

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR, SONIA or €STR.

Subject to applicable laws, in connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. A purchaser who acquires any Securities forming part of the underwriters, dealers or agents’ over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over- allotment option or secondary market purchases. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The Company’s head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.

TABLE OF CONTENTS

NOTICE TO READERS	1
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	1
DOCUMENTS INCORPORATED BY REFERENCE	2
PRESENTATION OF FINANCIAL INFORMATION	3
RISK FACTORS	4
SUMMARY DESCRIPTION OF THE BUSINESS	7
REGULATORY FRAMEWORK	13
CONSOLIDATED CAPITALIZATION	24
EARNINGS COVERAGE RATIOS	25
USE OF PROCEEDS	25
SHARE STRUCTURE	25
DIVIDENDS AND DISTRIBUTIONS	25
DESCRIPTION OF SECURITIES OFFERED	25
PRIOR SALES	34
TRADING PRICES AND VOLUMES	35
PLAN OF DISTRIBUTION	36
CERTAIN INCOME TAX CONSIDERATIONS	38
LEGAL MATTERS	38
AUDITORS, TRANSFER AGENT AND REGISTRAR	38
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS	38
CERTIFICATE OF THE COMPANY	C-1

NOTICE TO READERS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to the “Company”, “Valens”, “The Valens Company”, “we”, “us” and “our” refer to The Valens Company Inc. and/or, as applicable, one or more of its subsidiaries.

Unless otherwise noted or the context indicates otherwise, the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings ascribed to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”), including, without limitation, the Industrial Hemp Regulations made under the Cannabis Act, each of which came into force on October 17, 2018.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Prospectus, and the documents incorporated herein by reference, include forward-looking statements and information (collectively, “Forward-Looking Statements”) within the meaning of securities laws. Forward- Looking Statements may relate to our future outlook and anticipated events or results and may include statements regarding our future financial position, business, strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives. In some cases, Forward-Looking Statements can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions regarding, among other things, expected growth, results of operations, receipt of regulatory approvals, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such Forward-Looking Statements. The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licences, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, international and Canadian regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of the Company.

Forward-Looking Statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to: competitive strengths, goals, expectations and growth of the Company’s business, operations and plans; changes in domestic and international government regulation; general economic condition; general business conditions, including the ongoing impact of COVID-19; price compression in the cannabis industry; competitive strengths; limited time being devoted to business by directors; escalating professional fees; escalating transaction costs; unavailability of financing; competition; fluctuation in foreign exchange rates; stock market volatility; unanticipated operating events and liabilities inherent in industry.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such Forward-Looking Statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, prospective purchasers should not place undue reliance on Forward-Looking Statements, including the documents incorporated herein by reference, as statements containing Forward-Looking Statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The Forward-Looking Statements contained herein are presented for the purposes of assisting prospective purchasers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, reduction in the net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations.

The Forward-Looking Statements contained in this Prospectus, including the documents incorporated herein by reference, represent the Company’s views and expectations as of the date of this Prospectus and Forward- Looking Statements contained herein represent the Company’s views as of the date of hereof. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such Forward-Looking Statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the Company’s amended and restated annual information form dated January 22, 2021 (the “AIF”);

(b)	the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the year ended November 30, 2019;

(c)	the Company’s audited consolidated financial statements as at and for the years ended November 30, 2019 and 2018 and related notes together with the independent auditor’s report thereon (the “Annual Financial Statements”);

(d)	the Company’s management’s discussion and analysis of the financial condition and results of the operations of the Company for the three and nine months ended August 31, 2020 (the “MD&A”);

(e)	the Company’s condensed interim consolidated financial statements for the three and nine months ended August 31, 2020 and related notes (the “Q3 Financial Statements”);

(f)	the Company’s management information circular dated May 12, 2020 for the annual general and special meeting of shareholders held on June 12, 2020; and

(g)	the material change report of the Company dated June 25, 2020 relating to the Company’s continuance out of British Columbia and its incorporation under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.”.

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When we file a new annual information form and audited consolidated financial statements and related management’s discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

PRESENTATION OF FINANCIAL INFORMATION

Valens presents its financial statements in Canadian dollars and its financial statements are prepared in accordance with IFRS. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

RISK FACTORS

An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risks and uncertainties described in the documents incorporated by reference into this Prospectus (including subsequent filed documents incorporated by reference into this Prospectus) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks and uncertainties affecting our business are provided in our AIF and our MD&A (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this Prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

There is no existing public market for the Debt Securities, Subscription Receipts, Warrants or Units and a market may not develop

There is currently no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers of Debt Securities, Subscription Receipts, Warrants or Units may not be able to resell such Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities, Subscription Receipts, Warrants or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, Subscription Receipts, Warrants or Units and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between the Company and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.

Potential Dilution

The Company’s constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company’s board of directors (the “Board”), in many cases, without the approval of our shareholders. The Company may issue Common Shares in public or private offerings (including through the sale of Securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance or as consideration for future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and the Company cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in any potential future earnings per Common Share.

Volatility of Market Price of Securities

The market price of the Securities may be volatile. The volatility may affect the ability of holders to sell the Securities at an advantageous price. Market price fluctuations in the Securities may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Statement on Forward-Looking Information”. In addition, the market price for securities on stock markets, including the TSX, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Securities.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward- looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading “Cautionary Statement on Forward-Looking Information”.

Positive Return not Guaranteed

A positive return on an investment in the Securities is not guaranteed. There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Leverage Risk

The Company’s degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Limited Cash and Liquidity Position

The Company closely monitors its liquidity position and expects, but cannot guarantee that it will, have adequate sources of funding to finance the Company’s projects and operations in the future.

Prevailing interest rates will affect the market price or value of Debt Securities

The market price or value of Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities will not be secured by assets of Valens

Holders of secured indebtedness of Valens would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of Debt Securities and would have a claim that ranks senior to the claim of holders of subordinated Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by Valens in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred by us in the future.

Subordination

The Debt Securities will be subordinated indebtedness as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of Valens, any subordinated Debt Securities would be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Valens, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

Discretion in the Use of Proceeds

Management of the Company will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Negative Cash Flow from Operations

During the fiscal year ended November 30, 2018, the fiscal year ended November 30, 2019 and the three and nine months ended August 31, 2020, the Company had negative cash flows from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, all or a portion of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities.

Potential Difficulties in Enforcing Civil Liabilities Outside Canada

The Company is incorporated under the laws of Canada and substantially all of the Company’s assets are located in Canada. All of the directors and officers of the Company, and some experts named in this Prospectus reside or are located in Canada, and their assets are located in Canada. As a result, it may be difficult for non- Canadian or other investors to effect service of process outside of Canada against the Company, the directors and officers of the Company or these experts or to sue the Company or those others in the United States or other courts. If a lawsuit were successful, it may be difficult to collect any money awarded.

No Dividend Payments

The Company does not currently intend to pay any cash dividends on its Common Shares in the foreseeable future. The Company has never paid any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the Board may consider appropriate in the circumstances.

The Recent Development of the Cannabis Industry and Market in Canada

As a licence holder authorized to process, formulate and manufacture cannabinoid-based products, the Company is operating its business in a relatively new industry and market, and the Company’s success in the cannabis market will depend in part on its ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, equipment relating to the distillation, extraction and formulation of cannabis products, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers, leverage its commercial partnerships or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipates in order to be successful.

Price Compression in the Cannabis Industry

Over the past year the cannabis industry has experienced, and continues to experience, price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, the oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

COVID-19 Outbreak

Catastrophic events in general can have a material impact on the potential continuity of the business. The spread of COVID-19, which has caused a broad impact globally, may materially affect the Company economically and could result in volatility and disruption to global supply chains, mobility of people and the financial markets, which could affect the business, financial condition, results of operations and other factors relevant to the Company. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing the Company’s ability to access capital.

The global outbreak of COVID-19 continues to evolve. The extent to which COVID-19 may impact the Company’s business, operations and financial performance will depend on future developments, including but not limited to, matters such as (a) the duration and/or severity of the outbreak, (b) government policies, restrictions and requirements as they relate to social distancing, forced quarantines and other requirements, (c) non-governmental influences or challenges such as the failure of banks and/or (d) any kind of ripple effect caused by the substantial economic damage that can be inflicted on society by a pandemic like COVID-19. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The Company has been impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic. Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

SUMMARY DESCRIPTION OF THE BUSINESS

Company Overview

Valens is an end-to-end developer and manufacturer of innovative, cannabinoid-based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing proprietary services, including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing.

The Company was incorporated under the laws of British Columbia as “Mayen Minerals Ltd.” on January 14, 1981. Initially, the Company was an exploration company engaged in acquiring, exploring and developing resource properties. On August 27, 2012, the Company changed its name to “Rift Basin Resources Corp” in order to reflect the change of business of the Company to focus on oil and gas initiatives. On August 22, 2014, it further changed its name to “Asean Energy Corp.”. On March 16, 2015, in response to falling oil and gas prices, the Company completed a corporate restructuring pursuant to a plan of arrangement approved by the Supreme Court of British Columbia pursuant to which the Company distributed most of its assets to the shareholders of the Company. Effective August 20, 2015, the Company changed its name to “Genovation Capital Corp.”

On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its business activities following the completion of the acquisition, pursuant to a reverse takeover, of VAL (as defined below).

On June 18, 2020, the Company completed a continuance under the CBCA, making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name to The Valens Company Inc.

The Company operates through its five wholly-owned subsidiaries: Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd., all based in the Okanagan Valley of British Columbia; Southern Cliff Brands Inc. (“Pommies”) in the Greater Toronto Area of Ontario; and Valens Australia Pty Ltd. (“Valens Australia”) in Australia.

The Company is a reporting issuer in all of the provinces of Canada and its head office is located at 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6, and its registered office is located at 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9.

Production and Services

Through a series of proprietary techniques and technologies, Valens produces a wide range of products to suit a diverse range of needs for both local and international markets. The Company is focused on providing quality products that offer customized user experiences to help its customers build differentiated, high value brands – from quality extraction to next generation product development.

Specifically, Valens offers the following services:

1.	Processing and distilling flower into a variety of ready-for-market refined oils;

2.	Full processing and packaging of white-label ready-for-market consumer packaged goods; and

3.	Third-party cannabis testing services as required by Health Canada.

Extraction

The Company produces highly versatile oils that have a range of uses based on medical and/or recreational needs, and consumption preferences. Valens offers customers a diverse variety of extraction techniques, in turn allowing the Company to produce a leading range of end products through its customized refining methods.

Valens offers five extraction methodologies:

1.	Super/Sub Critical CO2

A high quality, toxin-free method that produces full-spectrum oil through the precise targeting and isolation of different terpenes and cannabinoids.

2.	Ethanol

A cost-efficient, commonly used method to satisfy high throughput requirements, removing cannabinoids at high purity.

3.	Hydrocarbon

A delicate form of extraction used to produce aromatic, terpene rich smokable extracts such as shatter, budder and live resin.

4.	Solvent-less

A traditional method used to produce extracts or concentrates without the use of a solvent, sometimes referred to as mechanical extractions.

5.	Terpene

A mechanical separation process used to target specific molecules, removing impurities such as pesticides, to deliver high purity levels of desired compounds.

Analytical testing

Labs is a leading-edge research and analysis facility offering third party cannabis testing services as required by Health Canada. The Company is the first in Canada to be ISO 17025 accredited – a global gold standard for cannabis testing.

The Company’s extraction centre also functions as a research and development facility, named the “Centre of Excellence in Plant-Based Science” by Thermo Fisher Scientific. Both academic and commercial research projects are actively conducted in the research and development facility for Valens’ customers and internal purposes.

In addition, the Company provides testing services for Licensed Producers, Individual Producers, medical cannabis patients and the natural health products industry. The specialized services identify impurities and additives such as metals, residual solvents, pesticides, microbials, in addition to terpenes and cannabinoid profiles.

White-labelling and product development

The Company provides full processing and packaging of ready-for-market oils, in addition to ideation and product development services. Currently, white-labelling services are offered for products such as vape cartridges, beverages, capsules, and tinctures.

Formulations

Valens is building a diverse IP portfolio spanning a wide range of products and services, including cannabinoid and terpene isolation, concentrates formulations, and testing and extraction methodologies.

The Company also holds exclusive rights to produce, market, package, sell and distribute beverages leveraging SōRSE emulsion technology to Canada, Europe, Australia and Mexico. SōRSE is an oil-derived, water- soluble cannabinoid product with zero cannabis smell or taste and a more stable, predictable experience with clearly defined onset and offset times.

Valens is continually developing its proprietary technologies and intellectual property around extraction, processing and formulation, adapting to current market trends in order to offer innovative and desired consumer experiences.

Specialized Skill and Knowledge

The Company has assembled a capable management team and Board with significant experience in the management and growth of successful enterprises, including the cannabis industry. Coupled with operational experience, the Company expects to be a low-cost extractor of cannabis oils and derivative products.

The Company has a specialized team of cannabis processors, formulators and product developers, backed by a diverse range of backgrounds in science, marketing, business and finance.

Facilities

The Company primarily operates out of its 25,000 square foot extraction, post processing and analytical testing facility located at 230 Carion Road in Kelowna, British Columbia and commenced operations out of its second 42,000 square foot white label, extraction and custom manufacturing facility located at 180 Carion Road in Kelowna, British Columbia (the “K2 Facility”) in the first quarter (“Q1”) of 2021 (with remaining construction / equipment fit ups progressing and anticipated to be fully completed by the end of Q1, 2021). The Company is also proceeding with the construction and retrofitting of the Pommies Facility (as defined below) for use in the production of cannabinoid-based beverages. See “Summary Description of the Business – Recent Developments”.

Strategic Initiatives

The Company plans to opportunistically enter attractive international markets outside of Canada on a case- by-case basis, dependent on its ability to generate long term cash flow. Valens seeks to leverage its innovative cannabinoid-based product portfolio and proprietary formulation processes to replicate its success in Canada. While international markets remain highly subject to applicable regulatory hurdles, Valens regulatory personnel have committed to continued relationship building with international governments in order to work in tandem on import frameworks for medical patient access. Current areas of interest include the United States, Australia, Europe, and South America, though the Company’s international operations outside of Canada are currently limited to Australia.

In addition, the Company has identified and is exploring domestic and international opportunities for strategic acquisitions and other transactions in connection with “Cannabis 3.0”-related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products. These strategic acquisitions and other transactions could include “tuck in” acquisitions in the $25 million to $30 million range, as well as larger transactions of up to $50 million or more. The objective of these strategic acquisitions and other transactions is to seek to launch new and innovative cannabinoid-based products in Canada within the next 24 months, and to expand internationally, depending on local success and future regulations. The goal is to generate new and profitable lines of business and build shareholder value for its investors. See “Use of Proceeds”.

Competitive Conditions

On June 14, 2019, Health Canada finalized the proposed regulations permitting the sale of additional product types such as edibles (including beverages), concentrates, and topical creams. Subsequently, on October 17, 2019, the regulations for the new product formats came into force. This enabled licence holders to amend their licences to allow the sale of the new products and begin the 60-day notice period with Health Canada to obtain approval for the new product SKUs they intended to sell. The Company received its amended licence on October 23, 2019. The Company believes its focus on extraction services and the production of cannabis derivatives will benefit greatly from the increased scope of available offerings.

Currently there are only a small number of licensed companies specializing in offering extraction services to the cannabis industry in Canada. These range from direct competition to others utilizing different technologies in their processing of material. To date, the Company has secured long-term extraction service agreements with several of the larger cannabis companies.

Pricing, quality and innovative product development will be key to the Company’s ability to not only outperform its direct competitors, but also to encourage the outsourcing of extraction services by larger licensed producers rather than insourcing these processes. Attractive pricing will be maintained through driving efficiencies as well as deploying technologies that enhance service offerings and/or the ability of the Company to execute existing services.

Recent Developments

On April 16, 2020, the Company’s Common Shares and certain warrants commenced trading on the TSX under the trading symbols “VLNS” and “VLNS.WT,” at which time they were delisted from the TSX Venture Exchange (the “TSXV”).

On May 28, 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market and did so in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement. As at August 31, 2020, the Company had purchase commitments for hemp and cannabis biomass totaling $12,439,000 over the next two years.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce as Co-Lead Arranger and Administrative Agent, and ATB Financial as Co- Lead Arranger (together, the “Lenders”). Under the terms of the Credit Facility, the Lenders committed to provide the Company up to $40,000,000 of secured debt financing at interest rates ranging from prime plus 2.00% to prime plus 2.50% per annum depending on certain financial covenants. The Credit Facility consists of (i) a $20,000,000 secured term loan (the “Term Loan”), which was fully drawn at May 31, 2020, and (ii) a $20,000,000 secured revolving loan, which has not been drawn as of the date of this Prospectus. The Credit Facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company is required to repay the term loan component at a minimum $500,000 per quarter for four quarters commencing August 31, 2020, $625,000 per quarter commencing on August 31, 2021 for four quarters, and $750,000 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023. The Company may repay the Term Loan without penalty at any time, and the Credit Facility contains customary financial and restrictive covenants.

On August 19, 2020, Valens announced that it had received a cannabis research licence under the Cannabis Act and Cannabis Regulations through its wholly-owned subsidiary, VAL. This licence permits Valens to conduct research involving the administration or distribution of cannabis to human subjects for the assessment of taste, sight, smell or touch, subject to conditions laid out by Health Canada. The Company will use this licence to conduct controlled human trials for the sensory evaluation of its cannabis extracts, concentrates and oils, including vaporizers, and beverage and edible products, at its extraction, manufacturing and testing facilities in Kelowna, British Columbia.

On November 26, 2020, Renee Merrifield resigned from the Board following her election as Member of the Legislative Assembly (MLA) of the Kelowna-Mission district of British Columbia in the provincial general election held on October 24, 2020. Prior to her resignation, Ms. Merrifield served on the Board as an independent director and member of the Board’s Nominating and Corporate Governance Committee since June 12, 2020.

On November 30, 2020, the Company made a voluntary prepayment of $9,500,000 borrowed under the Term Loan, reducing the Term Loan to $9,500,000 as of the date hereof. In addition, the Credit Facility was amended as follows: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the Credit Facility by up to an additional $10,000,000, (ii) to amend certain financial covenants, including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) to add a minimum liquidity covenant of $5,000,000 until June 30, 2021, (iv) to add a fourth tier of pricing resulting in interest on the Term Loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants, and (v) a waiver was proactively requested by the Company and received from the Lenders relating to the fourth quarter of 2020 financial covenants due to an anticipated inventory write-down (discussed below).

On December 21, 2020, the Company announced that the Australian Department of Health Office of Drug Control granted Valens Australia the licences required to import and export Schedule 4 and Schedule 8 cannabis- derived products in Australia. In 2021, the Company expects to bring its patented emulsion technology, SōRSE by Valens, to Australia and import a range of innovative products designed and manufactured at its Canadian facilities, including tinctures, topicals and water-soluble drops in various blends and potencies designed specifically for the medicinal market. The Company will also begin to prepare to meet expected demand for low-dose CBD products following the Therapeutic Goods Administration’s (“TGA”) recent announcement to down-schedule CBD formulations under 150 mg/day to be supplied over the counter by a pharmacist without a prescription, subject to TGA product approval. Additionally, the Company continues to see growth in its pipeline of white label opportunities for its high-quality, cost-effective cannabis derivative products through its partnership with Cannvalate Pty Ltd. The Company also announced the arrival of its first successful shipment to a partner in Denmark after being selected to support a research and development initiative for a leading pharmaceutical company. CBD isolate, and THC and CBD distillate samples were shipped as part of the initiative. While the Company is evaluating additional opportunities to expand internationally (and has rights under the SōRSE Agreement (as defined in the AIF) to use the proprietary SōRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products in Europe (among other jurisdictions)), the Company does not have any operations in Europe at this time, nor does it export any product into Europe, with the exception of the aforementioned minor shipment of research samples to a partner in Denmark.

On January 19, 2021, the Company announced that, after analyzing Canadian cannabis market trends, including: (1) the anticipated increase in outdoor cannabis volumes and continued overall decline in dried cannabis pricing, (2) the strong success of its value-priced product offerings with partners, and (3) the near-term launch of several new product formats which leverage both strain and terpene specific profiles, the Company made the strategic decision to liquidate the majority of its cannabis oil inventories at market clearing prices in the fourth quarter of 2020. This decision led to a related one-time financial statement impact in the fourth quarter of 2020 between $9.0 million and $10.0 million, including a $2.9 million to $3.2 million loss from the sale of bulk cannabis oil, an inventory write-down of $4.7 million to $4.9 million, and a provision on previously entered biomass commitments of $1.4 million to $1.9 million. The Company achieved two core objectives with the completion of this strategic initiative. First, the Company reduced the average price of its oil inventory by over 50% and can now rebuild its inventory with targeted strains of dried cannabis sourced at opportunistic, lower price points that are anticipated to grow product gross margins in 2021. Second, Valens is positioned to better align its catalogue of strains in inventory with its innovative product portfolio, as well as offer a broader range of products at consumer- friendly prices – an attractive advantage to existing and potential new partners, including large consumer packaged goods companies.

On January 19, 2021, the Company also announced that, for the fourth quarter (“Q4”) of 2020, preliminary gross revenue will be between approximately $17 million and $18.5 million, with preliminary net revenue between $15 million and $16.5 million. An approximate quarter-over-quarter increase of 250% in provincial product sales in Q4, 2020 worked to offset some of the loss attributed to lower bulk oil revenues as a result of market clearing pricing for the inventory liquidation. Various reintroduced provincial COVID-19 restrictions to cannabis storefronts also negatively impacted revenue in the Q4, 2020 and led to a delay in achieving purchase orders originally planned for Q4, 2020, resulting in these purchase orders being shifted into the Q1, 2021. Revenue for Q1, 2021 is expected to be between $19 million to $23 million, driven by the Company’s newly launched and operational K2 Facility, which is expected to give Valens the ability to increase product and provincial sales, enter into new innovative product verticals and increase output volumes. The Company expects the K2 Facility to continue to unlock revenue growth throughout the remainder of fiscal 2021.

In addition, in connection with the Company’s previously-announced acquisition on November 8, 2019 of 100% of the shares of Pommies (the “Pommies Acquisition”), the construction and retrofitting of the Pommies facility (the “Pommies Facility”) for use in the production of cannabinoid-based beverages is progressing and management anticipates that the Pommies Facility will be operational late in the second quarter (“Q2”) of 2021. The remaining amounts to be spent by the Company on the construction and retrofitting for the Pommies Facility is approximately $5.5 million, which includes $3.0 million required to be spent on equipment for the Pommies Facility to become fully operational. Management also expects that the micro-processing license (the “Micro-Processing License”) application submitted by Pommies under review by Health Canada for the aforementioned purpose will be approved by Q2, 2021. During the three and nine months ended August 31, 2020, the Company’s consolidated revenue included $879,000 and $1,669,000 respectively (2019 - $nil and $nil) generated from the Pommies Acquisition. In addition, for the three and nine months ended August 31, 2020, the Company’s consolidated net loss included a net loss of $97,000 and $433,000 respectively (2019 - $nil and $nil) from the Pommies Acquisition.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is fixed at $500,000 cash and 345,172 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro-Processing License, (ii) the amendment to VAL’s existing Health Canada standard processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. No earn-out milestones pursuant to the Pommies Acquisition have been fulfilled at this time.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend To Date	Remaining Spend	Anticipated or Confirmed Quarter of Completion
K2 Facility	Completion of construction / equipment fit up	Substantially complete	$26.0 million	$3.0 - $5.0 million	Q1, 2021 (anticipated)
	Amendment to VAL’s existing Health Canada standard processing license to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2021
Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	In Progress	$0.6 million	$5.5 million	Q2, 2021 (anticipated)
	Approval of Micro- Processing License	In Progress	N/A	N/A	Q2, 2021 (anticipated)
	Facility operational / revenue generating	Not yet commenced	N/A	N/A	Q2, 2021 (anticipated)

Additional information with respect to the Company’s business is provided in the AIF and MD&A, which are incorporated by reference in this Prospectus.

REGULATORY FRAMEWORK

Canada

The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis, cannabis products and cannabis accessories. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in compliance with all laws and regulations summarized below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) under the Controlled Drugs and Substances Act (“CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain a separate regime for access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulations, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use. The Company has all required licenses at this time to conduct its business outside of Canada in accordance with Health Canada’s regulatory process relating to the export of cannabis. Pursuant to the Cannabis Regulations, a holder of a license is authorized to export cannabis for medical or scientific purposes upon receipt of an export permit for each shipment of cannabis that is exported for medical purposes. Upon receipt of an import permit of the recipient jurisdiction for a specific export of products (the “Import Permit”), the Issuer provides the Import Permit as part of its application for a shipment-specific export permit to be issued by Health Canada. This is an ongoing process that all license holders, including the Issuer, must comply with in order to export medical cannabis.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licences, permits and authorizations; (2) security clearances and physical security measures; (3) good production practices; (4) cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; (11) reporting and disclosure, and (12) access to cannabis for medical purposes.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro- cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence and may be renewed on or before the expiry date.

The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements were introduced in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define “industrial hemp” as cannabis plants – or any part of the plant – in which the concentration of THC is 0.3% or less in the flowering heads and leaves.

Security Clearances and Physical Security Measures

Certain personnel including the responsible person, the head of security, the master grower, the quality assurance person (each as defined in the Cannabis Regulations), their designated alternates and any other individual identified by the Minister of Health (the “Minister”) must hold a valid security clearance issued by the Minister. Where the licensee is a corporation, certain other people associated with it, including its directors and officers as well as any shareholders and partners who do (or are in a position to) exercise control and directors and officers of those shareholders and partners must also hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order, the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.

The purpose of this system is to enable the submission of licence applications, amendments and renewals through an online portal and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking and Licensing System, a holder of a licence for cultivation, licence for processing, or a licence for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Act and Cannabis Regulations set out the requirements for cannabis products and permits the sale of dried cannabis, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals. THC content in cannabis products intended for ingestion or nasal, vaginal or rectal administration is limited to no more than 10 mg TCH per discrete unit.

Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the production and sale of the New Classes of Cannabis. As is the case for dried or fresh cannabis and cannabis oil, a processing licence is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019 were required to amend their processing licence before they could begin manufacturing products belonging to New Classes of Cannabis. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new product to the market. As a result, December 16, 2019 was the earliest date that products in the New Classes of Cannabis could be made available for sale.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings. All cannabis production is required to occur in a separate building from any food production.

Packaging & Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the name, phone number and email of the licence holder; (ii) information about the product including class of cannabis, amount, brand name, lot number, storage conditions, packaging date, expiry date; (iii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iv) a keep out of reach of children warning and the Health Canada standardized cannabis symbol; and (v) information specifying THC and CBD content.

Promotion

The Cannabis Act sets out restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act. The restriction on promotion includes promotion by communicating information about price or distribution, in a manner that there are reasonable grounds to believe could be appealing to young persons, by means of a testimonial or endorsement, and by evoking positive or negative emotions about a way of life (e.g., glamour, recreation, excitement, vitality, risk, daring).

The Cannabis Act sets out certain limited exceptions to the general prohibition. These include: (i) promotion of price and availability is permitted at point of sale, (ii) informational or brand preference promotion distributed in accordance with the Cannabis Act, (iii) promotions to other license holders, and (iv) by inclusion of brand elements on certain things permitted by the Cannabis Act.

While the above restrictions also apply to the New Classes of Cannabis, the Amending Regulations also prohibit certain representations and associations on products, their packages and labels and associated promotional activity, including: certain flavours in cannabis extracts (e.g. confectionary, dessert, soft drink, and energy drink); health or cosmetic benefits unless registered as a health product; energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table; statements reasonably likely to create the impression the edible cannabis or accessory is intended to meet particular dietary requirements; and promotion that could reasonably associate the cannabis, the cannabis accessory or the service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.

Product Composition

The Cannabis Regulations place restrictions on product composition specific to each type of cannabis product including specific THC limits. Examples of product-specific restrictions include:

•	Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.

•	Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

•	Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

Health Products Containing Cannabis

Under the current regulatory framework, cannabis is not permitted for use in a natural health product or a non-prescription drug product, as phytocannabinoids are included as prescription drugs on the Human and Veterinary Prescription Drug List (“PDL”). Although, Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis- based prescription drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. Health Canada has launched a consultation on a potential market for cannabis health products that would not require practitioner oversight and is considering the development of a regulatory pathway for cannabis health products. In the meantime, all phytocannabinoids remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers. Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licences available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region was eliminated on March 2, 2020. Federally licensed producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator Licence (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until September, 2021 each retail operator (and its affiliates) may own a maximum of 30 cannabis stores, increasing 75 cannabis stores in September 2021.

British Columbia: In British Columbia, recreational cannabis is sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government- regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) issues private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.

New Brunswick: In New Brunswick, distribution of recreational cannabis is government-run and recreational cannabis is sold in stores and online through Cannabis NB, a subsidiary of the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province. The New Brunswick government had issued a request for proposals relating to privatization of the Cannabis NB operations. This was placed on hold pending the provincial election which occurred in September, 2020 however it remains possible that retail sales will be privatized.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island sale of cannabis is government-run through PEI Cannabis with physical storefronts and online sales. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licences may later be issued to private interests.

Yukon: Recreational cannabis can be purchased through government-run online stores private retailers licensed by the Cannabis Licensing Board. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor and Cannabis Commission (NTLCC) to control the importation and distribution of cannabis, whether through NTLCC-approved retail outlets or online through the NTLCC. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through approved private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for approving retailers as well as distribution and wholesale in the territory.

The Company is in compliance with the laws of every Canadian province and territory in which it operates, and is in compliance with the laws of the federal government of Canada, including, but not limited to, the regulatory framework under the Cannabis Act and the Cannabis Regulations. There are no current incidences of non- compliance, citations or notices of violation outstanding which may have an impact on the Company’s licenses, business activities or operations in any of the provinces or territories of Canada. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable rules and regulations in the provinces and territories in which the Company operates, either with respect to the provincial regulation of the sale and distribution of recreational cannabis, or the regulatory framework under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s licenses, business activities or operations in applicable province or territory. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations. See the AIF for more details on the Company’s compliance with Canadian federal, provincial and territorial laws.

Australia

Importation of medicinal cannabis products

Section 5 of the Customs (Prohibited Imports) (Importation of Hemp Seeds and Hemp Derived Products) Approval 2018 (Cth) provides that the following products are approved for importation into Australia and are not subject to additional licensing / permit requirements:

(a)

hulled hemp seeds, being seeds from a plant of the genus Cannabis if the leaves and flowering heads of the plant do not contain more than 1% total tetrahydrocannabinol (THC) content (‘hemp seeds’) and the seeds have had their outer coat or hull removed;

(b)	hemp seed meal, being the meal or flour obtained from the grinding or milling of hemp seeds;

(c)	hemp fibre, being the fibre of a plant of the genus Cannabis but does not include the leaves, seeds or flowers of the plant;

(d)	hemp seed oil, being the oil obtained by cold expression from ripened hemp seeds, if:

(i)	the total cannabidiol (CBD) content (i.e., the total amount of CBD and cannabidiolic acid) of the oil is 75 mg/kg (0.0075%) or less; and

(ii)	the total THC content (i.e., the total amount of delta-9-tetrahydrocannabinol and delta-9-tetrahydrocannabinolic acid) of the oil is 50 mg/kg (0.005%) or less;

(e)	a product that contains or consists of hulled hemp seeds or that contains ingredients extracted or derived from hemp seeds, if:

(i)	the product does not contain another drug; and

(ii)	the product does not contain any other parts (including unhulled hemp seeds) of, or extracts from parts (except hemp seeds) of, a plant of the genus Cannabis; and

(iii)	the total CBD content of the product is 75 mg/kg (0.0075%) or less; and

(iv)	the total THC content of the product is 50 mg/kg (0.005%) or less, (collectively, the “Approved Products”).

Once imported into Australia, Approved Products may be distributed and are not subject to further cannabis-specific regulations. However, if the Approved Products are for therapeutic use, they will be subject to regulation by the Therapeutic Goods Administration (the “TGA”), which regulates the supply of therapeutic goods in Australia .

Cannabis products that are not Approved Products cannot be imported into Australia unless they are for medicinal or scientific research (i.e. clinical trial) purposes. That is, with the exception of the Approved Products, only medicinal cannabis products (including cannabis ingredients used to manufacture medicinal cannabis products) can be imported into Australia, subject to the licensing / permit requirements discussed below.

A “medicinal cannabis product” is defined in section 4 of the Narcotic Drugs Act 1967 (Cth) (“ND Act”) to mean “a product, including but not limited to a substance, composition, preparation or mixture, that:

(a)	includes, or is from, any part of the cannabis plant; and

(b)	is for use for the purposes of curing, or alleviating the symptoms of, a disease, ailment or injury.”

The import and manufacture of medicinal cannabis products are subject to regulation by the Office of Drug Control (“ODC”) of the Australian Commonwealth Department of Health.

In order to import medicinal cannabis products (which are not Approved Products) into Australia, pursuant to regulation 5 of the Customs (Prohibited Imports) Regulations 1956 (Cth), the importer must hold:

(a)	a licence to import drugs (“Import Licence”); and

(b)	a permission to import each consignment of each specific drug (“Australian Import Permit”), and must comply with any conditions of the Import Licence and Australian Import Permit.

Import Licences are applied for by the proposed importer in writing from the Secretary of the Australian Commonwealth Department of Health (“Secretary”). The application must be in the approved form. Import Licences are issued for a 12 month period.

In order to be granted an Import Licence, the applicant must provide all requested information to the Secretary, demonstrate that it, and its agents and employees, are fit and proper persons to be granted the Import Licence, and demonstrate that its drug storage facilities meet the security requirements for that purpose.

Once an Import Licence is granted, the Import Licence holder must comply with certain requirements, including:

(a)	keeping any drug that is in the possession of the Import Licence holder in safe custody at all times, and if the drug is moved from one place to another, taking adequate precautions to ensure that the removal is safely carried out;

(b)	taking reasonable precautions to ensure that there is no danger of loss or theft of any drug in the possession of the Licence holder;

(c)	only supplying medicinal cannabis products if the Import Licence holder is satisfied that the product will be used solely for medical or scientific purposes; and

(d)	keeping records including about the name and quantity of each drug in the possession of the Import Licence holder, and the quantity of each drug supplied by the Import Licence holder, and information about the person to whom the drug was supplied.

The Import Licence may be revoked if the Import Licence holder does not comply with these requirements.

An application for each Australian Import Permit must be made in writing to the Secretary by the proposed importer. The application must be in the approved form. An Australian Import Permit will not be granted unless the applicant has provided all requested information to the Secretary, has made proper arrangements for the safe transportation and custody of the products, and

(a)	if the product is required for the manufacture of a drug at certain premises –

(i)	the applicant is a holder of a manufacturer’s licence in relation to the manufacture of the drug at those premises pursuant to requirements of the ND Act, which is administered by the ODC (“ND Manufacturer’s Licence”); and

(ii)

where the manufacture of the drug is prohibited under a law of the Australian state (“State”) or territory (“Territory”) in which those premises are situated unless a licence to manufacture the drug has been granted under that law, for the purposes of that law, the applicant is the holder of a licence authorising the applicant to manufacture the drug at those premises (“State/Territory-based Manufacturer’s Licence”); or

(b)	if the product is required for the applicant’s business as a seller or supplier –
(i)

under a law of the State or Territory in which the premises at or from which the applicant conducts that business are situated, the applicant is the holder of a licence authorising the applicant to sell or supply the product at or from those premises (“State/Territory-based Supplier’s Licence”); or

(c)	otherwise, the product is required by the applicant for medical or scientific purposes.

An Australian Import Permit will specify the quantity of the product the holder may import as well as any other conditions or requirements, including with respect to possession, safe custody, transportation, use or disposal of the product to be complied with by the holder of the Australian Import Permit.

The Australian Import Permit may be revoked if the holder of the Australian Import Permit fails to comply with a specified condition or requirement of the Australian Import Permit.

Distribution of medicinal cannabis products

The distribution and supply of medicinal cannabis products in Australia is regulated by the TGA.

Pursuant to the Therapeutic Goods Act 1989 (Cth) (“TG Act”), it is an offence to supply therapeutic goods (including medicinal cannabis products) in Australia unless the goods are included in the Australian Register of Therapeutic Goods (“ARTG”), are exempt from being included in the ARTG, or are otherwise authorised by the TGA.

Therefore, the only ways medicinal cannabis products can only be supplied to patients in Australia are:

(a)	once the particular medicinal cannabis product is included in the ARTG – this requires a sponsor to submit an application to the TGA which includes data as to the quality, safety, efficacy and performance of the product and its intended use; or

(b)	pursuant to the TGA’s Special Access Scheme (“SAS”) – a medical practitioner may use one of the following two SAS Categories to access an unapproved medicinal cannabis product for an individual patient:

(i)	SAS Category A: a “Category A patient” is a person who is seriously ill with a condition from which death is reasonably likely to occur within a matter of months, or from which premature death is reasonably likely to occur in the absence of early treatment. A prescribing medical practitioner (a medical doctor) or a health practitioner on behalf of a prescribing medical practitioner (e.g. a nurse practitioner or pharmacist) may, with notification to the TGA, supply unapproved medicinal cannabis products to such a patient; or

(ii)	SAS Category B: if a patient is not a “Category A patient”, a health practitioner may nevertheless make an application to the TGA for approval to supply unapproved medicinal cannabis products to the patient. This requires a thorough clinical justification for the use of the product, including the seriousness of the condition, details of previous treatment and reasons why a currently approved therapeutic good cannot be used for the treatment of the individual patient in the particular circumstance; or

(c)	under the TGA’s Authorised Prescriber Scheme – a medical practitioner may apply to the TGA to become an “Authorised Prescriber” of unapproved medicinal cannabis products in order to prescribe the products to a class (or classes) of recipients with a particular medical condition; or

(d)	through a clinical trial involving the medicinal cannabis product.

Further, relevant State or Territory-based Supplier’s Licence(s) (to the extent applicable) will also need to be obtained, depending on where in Australia the operations are located.

In addition, if a medical practitioner who prescribes medicinal cannabis products is required to obtain approval or authorisation from their State’s or Territory’s Department of Health to prescribe and supply medicinal cannabis products, the medical practitioner must obtain such approval or authorisation. Since April 2018, practitioners can notify or apply to both the TGA and the relevant State’s or Territory’s Department of Health (where applicable) to prescribe and supply medicinal cannabis products through a “single-in” application process.

At present, medicinal cannabis products included on the ARTG (including products that have CBD as the active ingredient) are considered prescription medicines. The classification of medicinal cannabis products with CBD as the active ingredient as prescription medicines is a result of the scheduling of CBD in the Australian Poisons Standard.

However, this will change on February 1, 2021. On December 15, 2020, the TGA published a notice of its final decision to amend the current Poisons Standard to down schedule certain low dose CBD preparations for therapeutic use from Schedule 4 of the Poisons Standard (Prescription Only Medicine) to Schedule 3 (Pharmacist Only Medicine), by seeking to carve out the following category of CBD from Schedule 4 to be included in Schedule 3:

Cannabidiol in oral, oralmucosal and sublingual preparations are included in the Australian Register of Therapeutic Goods (ARTG) when:

1.	the cannabidiol is either plant derived, or when synthetic only, contains the (-) CBD enantiomer; and

2.	the cannabidiol comprises 98 per cent or more of the total cannabinoid content of the preparation; and

3.	any cannabinoids, other than cannabidiol, must be only those naturally found in cannabis and comprise 2 per cent or less of the total cannabinoid content of the preparation and of which tetrahydrocannabinol (THC) can only comprise 1 per cent of the total cannabinoid content; and

4.	the maximum recommended daily dose is 150 mg or less of cannabidiol; and

5.	packed in blister or strip packaging or in a container fitted with a child-resistant closure; and

6.	in packs containing not more than 30 days’ supply; and

7.	for adults aged 18 years or over.

Such Schedule 3 CBD-containing medicines will be required to be labelled with the following warning statements: “Do not use if pregnant or likely to become pregnant” and “Do not use if breastfeeding or planning to breastfeed”.

The impact of this amendment to the Poisons Standard is that over-the-counter sales of certain CBD-containing medicines would be permitted in Australian pharmacies.

The amendments to the Poisons Standard will come into effect on February 1, 2021.

The Company is in compliance with the laws of Australia and the laws of every Australian State and Territory in which it operates, including in relation to the importation and distribution of medicinal cannabis products, and the laws of Canada with respect to the export of cannabis products. There are no current incidences of non-compliance, citations or notices of violation outstanding which may have an impact on the Company’s licenses, export applications under the Cannabis Act, business activities or operations in Australia. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable laws and regulations in Australia, or the regulatory framework for the export of cannabis products to Australia under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s licenses, business activities, the ability of its commercial partners in Australia to secure Import Licenses and/or Australian Import Permits, or operations in the applicable State or Territory. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share or loan capital, on a consolidated basis, since the date of the Q3 Financial Statements, other than as outlined under the heading “Prior Sales”. As at market close on January 26, 2021, the Company had 129,173,184 Common Shares issued and outstanding, as well as:

(a)	stock options to acquire 8,445,677 Common Shares (with a weighted average exercise price of $2.63 per stock option);

(b)	Common Share purchase warrants (“Issued Warrants”) exercisable for 8,594,663 common shares, including:

(i)	7,594,663 Issued Warrants with an exercise price of $4.00 per warrant, expiring April 9, 2021 (the “Listed Warrants”);
(ii)	400,000 Issued Warrants with an exercise price of $3.50 per warrant, expiring October 26, 2023;
(iii)	300,000 Issued Warrants with an exercise price of $3.75 per warrant, expiring October 26, 2023; and
(iv)	300,000 Issued Warrants with an exercise price of $4.00 per warrant, expiring October 26, 2023;

(c)	306,435 broker warrants, exercisable to purchase one unit at an exercise price of $2.95 per warrant, expiring on April 9, 2021;[1]

(d)	deferred share units to acquire 186,813 Common Shares;

(e)	restricted share units to acquire 680,707 Common Shares; and

(f)	1,700,000 additional share-based awards.[2]

[1]	Each unit is comprised of one Common Share and one-half (1/2) Common Share purchase warrant (the “Underlying Warrant”); each Underlying Warrant has an exercise price of $4.00 per warrant.

[2]	These share-based awards are issuable quarterly pursuant to compensation agreements with certain officers of Valens.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for general corporate purposes, strategic initiatives as well as international expansion. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

During the fiscal year ended November 30, 2019, the Company has had negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risk Factors – Negative Cash Flow from Operations”.

SHARE STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares. As at market close on January 26, 2021, the Company had 129,173,184 Common Shares and no preferred shares issued and outstanding.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Valens anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations, and such other business considerations as the Board considers relevant.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares is subject to, and qualified in its entirety by reference to, the Company’s articles and by-laws, which may be accessed electronically under the Company’s profile on SEDAR at www.sedar.com. Common Shares may be sold separately or together with Debt Securities, Subscription Receipts or Warrants under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain Debt Securities, Subscription Receipts or Warrants qualified for issuance under this Prospectus.

Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion, subject to the prior rights of the holders of preferred shares of the Company. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non- assessable shares without liability for further calls or to assessment.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Subscription Receipts or Warrants under this Prospectus, or on conversion or exchange of any such Securities.

Priority

The Debt Securities will be senior or subordinated indebtedness of Valens as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Valens, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of Valens, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Valens, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of Valens.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an “indenture”. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR, SONIA or €STR.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our Board or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. Those terms may include some or all of the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions of the Debt Securities;

(e)	the percentage of the principal amount at which such Debt Securities will be issued;

(f)	the date or dates on which such Debt Securities will mature;

(g)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h)	the dates on which any such interest will be payable and the record dates for such payments;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium and interest will be payable;

(l)	the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(m)	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o)	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(p)	governing law;

(q)	any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r)	if other than Valens or the trustee, the identity of each registrar and/or paying agent;

(s)	if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t)	if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u)	if the Debt Securities are to be convertible or exchangeable into other securities of Valens, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v)	any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of Valens. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Valens following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities under the applicable Prospectus Supplement and any additional amounts paid upon the conversion, exchange or exercise of such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise by law. This right of rescission will not extend to any holders of convertible or exchangeable Debt Securities who acquire such convertible or exchangeable Debt Securities from an initial purchaser on the open market or otherwise.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts under the applicable Prospectus Supplement and any additional amounts paid upon the exchange of such Securities upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent (the “Escrowed Funds”) pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	conditions (the “Release Conditions”) for the exchange of Subscription Receipts into Common Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

(e)	the number of Common Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f)	the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h)	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares or Debt Securities;

(i)	the identity of the Escrow Agent;

(j)	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(k)	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)	procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m)	the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)	the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the head office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other securities of Valens. Warrants may be issued independently or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants, including any additional amounts paid upon the exercise of such Warrants, upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the agreement governing the Warrants will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any securities with which the Warrants are issued;

(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(h)	the currency or currency unit in which the exercise price is denominated;

(i)	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)	whether such Warrants will be listed on any securities exchange;

(l)	whether the Warrants will be issued in fully registered or global form;

(m)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(n)	any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)	the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)	any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any agreement governing the Warrants and the Warrants themselves, without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under any agreement governing the Warrants or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)	the securities exchange(s) on which such Units will be listed, if any;

(f)	whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)	any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement(s) governing the Units and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend any agreement governing the Units and the Units themselves, without the consent of the holders of the Units in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

PRIOR SALES

We have not sold or issued any Debt Securities, Subscription Receipts, Units or securities convertible into Debt Securities, Subscription Receipts or Units during the 12 months prior to the date hereof. The following table summarizes our issuances of Common Shares and Warrants and securities convertible into Common Shares and Warrants during the 12 months prior to the date of this Prospectus:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security
February 13, 2020	Common Shares (1)	100,000	$3.31
February 28, 2020	Common Shares (2)	1,730,432	$3.0471
April 22, 2020	Common Shares (3)	31,250	$1.95
May 1, 2020	Common Shares (1)	300,000	$2.17

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security
May 29, 2020	Common Shares (4)	(43,600)	$2.25
June 9, 2020	Common Shares (5)	50,000	$0.65
August 21, 2020	Common Shares (1)	300,000	$2.19
September 16, 2020	Common Shares (6)	5,400	$1.25
October 19, 2020	Options(7)	1,617,907	$1.73
October 19, 2020	Restricted Share Units	1,021,062	N/A
October 19, 2020	Deferred Share Units	186,813	N/A
November 2, 2020	Common Shares (8)	127,635	$1.54
November 2, 2020	Common Shares (9)	350,000	$0.65
November 2, 2020	Common Shares (1)	300,000	$1.54
November 30, 2020	Common Shares (10)	42,547	$2.00

Notes:
(1)	Issued to settle obligations to issue shares to officers and employees.
(2)	Issued in connection with the SōRSE Agreement (as defined in the AIF), valued at $5,070,166.
(3)	Issued in connection with the exercise of options for gross proceeds of $60,938.
(4)	Shares repurchased and cancelled under the normal course issuer bid for Common Shares announced on December 18, 2019.
(5)	Issued in connection with the exercise of options for gross proceeds of $32,500.
(6)	Issued in connection with the exercise of options for gross proceeds of $6,750.
(7)	Stock options are exercisable at a price of $1.73 per Common Share until October 18, 2025.
(8)	Issued in connection with the settlement of restricted share units. 255,266 restricted share units were settled half through the issuance of 127,635 Common Shares and half settled in cash with a total payment of $220,805.
(9)	Issued in connection with the exercise of options for gross proceeds of $227,500.
(10)	Issued in connection with the settlement of restricted share units. 85,089 restricted share units were settled half through the issuance of 42,547 Common Shares and half settled in cash with a total payment of $74,023.

TRADING PRICES AND VOLUMES

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX and, prior to April 16, 2020, the TSXV, under the symbol “VLNS” since January 2020.

	Price Range(1)
Date	High ($)	Low ($)	Monthly Trading Volume(2)
January 1 – 26, 2021	2.89	1.64	14,905,419
December 1 – 31, 2020	2.03	1.63	7,682,635
November 1 – 30, 2020	2.02	1.47	14,314,300
October 2020	1.97	1.44	8,488,015
September 2020	2.29	1.54	4,683,320
August 2020	2.53	2.02	4,713,942
July 2020	2.57	1.95	10,260,973
June 2020	3.13	2.34	7,730,281
May 2020	2.83	1.94	8,922,768
April 2020(3)	2.61	1.99	8,481,061
March 2020	3.43	1.75	13,259,694
February 2020	4.10	2.75	12,214,798
January 2020	4.07	3.15	9,302,557

Notes:

(1)	Includes intra-day lows and highs.
(2)	Total volume traded in the month.
(3)	This amount combines trading highs, lows, and volume on the TSXV (April 1-15) and TSX (April 16-30).

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Listed Warrants on the TSX and, prior to April 16, 2020, the TSXV, under the symbol “VLNS.WT” since January 2020.

	Price Range(1)
Date	High ($)	Low ($)	Monthly Trading Volume(2)
January 1 – 26, 2021	0.12	0.04	514,694
December 1 – 31, 2020	0.085	0.04	343,500
November 1 – 30, 2020	0.105	0.03	420,144
October 2020	0.14	0.085	204,896
September 2020	0.18	0.10	159,658
August 2020	0.25	0.11	343,406
July 2020	0.28	0.10	950,570
June 2020	0.40	0.255	287,708
May 2020	0.30	0.19	456,246
April 2020(3)	0.37	0.23	543,002
March 2020	0.62	0.22	494,065
February 2020	0.84	0.45	283,912
January 2020	0.90	0.66	224,890

Notes:

(1)	Includes intra-day lows and highs.
(2)	Total volume traded in the month.
(3)	This amount combines trading highs, lows, and volume on the TSXV (April 1-15) and TSX (April 16-30).

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. A purchaser who acquires any Securities forming part of the underwriters’ over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the- market” offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Company of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Stikeman Elliott LLP. As of the date hereof, partners and associates of Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters or agents, as applicable, by counsel to be designated at the time of the offering.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. The auditor is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Prior to March 30, 2020, the independent auditor of the Company was Davidson and Company LLP, Chartered Professional Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6. Davidson and Company LLP, Chartered Professional Accountants, was independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Valens following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities under the applicable Prospectus Supplement and any additional amounts paid upon the exercise of such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise by law.

Purchasers of Securities distributed under an at-the-market distribution by Valens do not have the right to withdraw from an agreement to purchase Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 – Shelf Distributions.

Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by Valens may have against Valens or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser's rights and remedies under applicable securities legislation against the dealer underwriting or acting as an agent for the issuer in an at-the-market distribution will not be affected by that dealer’s decision to effect the distribution directly or through a selling agent. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: January 27, 2021

This amended and restated short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

THE VALENS COMPANY INC.

(Signed) A. Tyler Robson	(Signed) Chris Buysen
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Nitin Kaushal	(Signed) Ashley McGrath
Director	Director

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